March 11, 2026

Howard Chen
Chief Executive Officer
Apollomics Inc.
989 E. Hillsdale Blvd., Suite 220
Foster City, CA 94404

        Re: Apollomics Inc.
            Registration Statement on F-3
            Filed March 9, 2026
            File No. 333-294154
Dear Howard Chen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Alison Pear Buchalter